EXHIBIT 99.7

Chunghwa Telecom announces its operating results for May 2015

Date of events: 2015/06/10

Contents:

1.	Date of occurrence of the event: 2015/06/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom consolidated revenue for May 2015 was NT$18.85 billion, an increase of 1.2% compared to the corresponding period in 2014. Operating income was NT$3.96 billion, a decrease of 0.8% year-over-year. Pretax income was NT$4.04 billion, a decrease of 1.9% year-over-year. Net income attributable to stockholders of the parent company was NT$3.33 billion, a decrease of 2.0% year-over-year. EPS was NT$0.43. Accumulated EPS till May was NT$2.28, a growth of 2.6% year-over-year. This improvement mainly comes from ongoing expansion of mobile VAS revenue, slower decline in mobile voice revenue and growth in ICT project revenue as Chunghwa Telecom continues to strengthen its efforts along main business lines. Mobile communications business revenue increased by 2.6% year-over-year, mainly attributed to the 16.0% mobile value-added service revenue increase driven by the growth of mobile internet subscriber base. Mobile voice revenue decreased year-over-year by 2.7% due to interconnection rate reduction and VoIP substitution. Device sales also decreased year-over-year by 3.6%. Broadband access revenue and HiNet ISP revenue increased 1.5% and 0.9%, respectively. ICT revenue also increased year-over-year. For traditional fixed line services, local service revenue decreased by 6.1% due to mobile and VOIP substitution. Total operating costs and expenses were NT$14.88 billion, an increase of 1.7% year-over-year. The increase was mainly attributable to the higher costs of goods sold and amortization expense.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None.